Nasdaq Regulation

Nasdaq

Arnold Golub
Vice President
Office of the General Counsel

June 21, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on June 21, 2021, The Nasdaq Stock Market LLC (the "Exchange") received from Golden Path Acquisition Corporation (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one ordinary share par value $0.0001, one redeemable warrant to acquire one-half ordinary share, and one right entitling the holder to receive 1/10 of an ordinary share

Ordinary Shares, $0.0001 par value

Redeemable Warrants, each warrant exercisable for one-half of an ordinary share
at an exercise price of $11.50 per share

Rights to receive one-tenth (1/10) of one ordinary share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,